[OPPENHEIMER WOLFF & DONNELLY LLP LETTERHEAD]

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February 11, 2011

VIA EDGAR AND FEDERAL EXPRESS

Mr. Ethan Horowitz

Division of Corporate Finance

U.S. Securities and Exchange Commission

100 F Street N.E.

Washington, DC 20549

Re:	Mesabi Trust - File No. 001-04488
Form 10-K for the Fiscal Year Ended January 31, 2010
Filed April 15, 2010

Dear Mr. Horowitz:

We are responding on behalf of Mesabi Trust (the “Trust”) to your comment letter dated January 19, 2011 regarding the Trust’s Form 10-K for the fiscal year ended January 31, 2010, as filed with the Securities and Exchange Commission (the “Commission”) on April 15, 2010.  For your convenience, we have repeated the comment from your letter in boldface print and the Trust’s response is provided below the comment.  As indicated in your January 19, 2011 letter, the Trust will provide revised disclosure as described in our response below in its Form 10-K for the fiscal year ended January 31, 2011 and in subsequent filings.

Form 10-K for the fiscal year ended January 31, 2010

1.              We note you disclose proven and probable reserves of 320 million tons on page 21 of your annual report.  With a view toward future disclosure, please tell us the price at which your reserves have been calculated.

Response:

Because the Trust is not involved with the mining operations at Northshore, the Trust relies on the iron ore reserve estimate reported in Cliffs’ Form 10-K each year.  In addition, the Trust engages its own independent geological testing firm, Scott Wilson Roscoe Postle Associates, Inc. (“Scott Wilson RPA”), to confirm the process.

In Cliff’s most recent Form 10-K, as filed with the Securities and Exchange Commission, which was for the year ended December 31, 2009, Cliffs reported that the estimated iron ore reserves at Northshore were estimated using three dimensional mining techniques, including using estimated iron ore prices derived from three-year trailing averages of regional benchmark pricing.  With respect to the Northshore Mine, Cliffs reported that a Lower Great Lakes delivered price of $90.42 per ton of iron ore pellets was used when it calculated its iron ore reserve estimate in 2009.  The price of $90.42 per ton was also used by Scott Wilson RPA when it confirmed the reasonableness of the iron ore reserve estimate at the Northshore Mine on behalf of the Trust.

The Trust undertakes to provide disclosure that will reflect the above described response in future filings on Form 10-K.

We believe this response letter fully addresses the matters discussed in your letter of January 19, 2011. However, if you have further questions or comments, please contact me at (612) 607-7309.

Sincerely,

/s/ Thomas R. Marek

Thomas R. Marek

cc:	Mr. John Coleman — SEC Division of Corporate Finance
Mr. James A. Ehrenberg
Mr. Robert C. Berglund
Mr. Richard G. Lareau, Esq.
Mr. Kenneth R. Ring, Deutsche Bank Trust Company Americas
Mr. Norman F. Sprague, III